Astro Aerospace Ltd.

320 W. Main Street

Lewisville, TX 75057

October 14, 2021

Office of Manufacturing

U.S. Securities and Exchange Commission

Division of Corporation Finance

Washington, D.C. 20549-7010

Re:

Astro Aerospace Ltd.

Registration Statement on Form S-1

Filed August 17, 2021

File No. 333-258893

Ladies and Gentlemen:

We have filed Amendment 1 to the Registration Statement on Form S-1, file no. 333-258893 which includes the updated financials for the three and six months ended June 30, 2021.  As a result, on behalf of Astro Aerospace Ltd. (the “Company”), in accordance with Rule 460 and 461 under the Securities Act of 1933, as amended, the undersigned respectfully requests that the effective date for the Registration Statement referred to above be accelerated so that it will be declared effective at 2:00 P.M. Eastern Time on Wednesday, October 20, 2021, or as soon thereafter as is practicable.

The Company acknowledges that:

•

should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

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the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

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the Company may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

Astro Aerospace, Ltd.

By:  /s/ Patricia Trompeter

       Patricia Trompeter, Chief Executive Officer